EXHIBIT 99.1

Anfield Energy Announces JD-8 Mine Restart Application Passes Initial Completeness Review with Colorado DRMS

VANCOUVER, British Columbia, Dec. 22, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that the Colorado Division of Reclamation, Mining and Safety (DRMS) has issued an affirmative initial completeness determination for the Company’s permitting application to restart its past-producing JD-8 uranium and vanadium mine in Montrose County, Colorado. The completeness review confirms that the application package — submitted on November 19, 2025 — contains all required technical, environmental, reclamation, and financial assurance components necessary to advance to full substantive review. This milestone keeps the project on track for potential approval and mobilization in mid-2026, with a targeted production restart in the second half of 2026.

Corey Dias, CEO of Anfield, commented: “This positive completeness finding is a critical early de-risking event for JD-8 and demonstrates the strength of the application prepared by our team. With strong uranium market fundamentals, escalating domestic nuclear fuel demand, and continued federal and state support for critical minerals production, JD-8 is ideally positioned to become one of the next conventional uranium mines to resume operations in the United States. We look forward to working collaboratively with DRMS staff through the technical review phase and continuing our engagement with local stakeholders and tribal nations.”

The JD-8 mine forms part of Anfield’s West Slope project portfolio and is underpinned by the Company’s 100%-owned Shootaring Canyon mill — one of only three licensed, permitted conventional uranium mills in the U.S. The restart plan leverages existing underground workings, historical production records, and Anfield’s hub-and-spoke production strategy.

The Company notes that its decision to advance development of the JD-8 uranium and vanadium mine is based on historical production data and analysis of drilling samples and not on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

Douglas L. Beahm, P.E., P.G., Principal Engineer at BRS Inc. and Anfield’s Chief Operating Officer, is a Qualified Person as defined in NI 43-101 and has reviewed and approved the technical content of this news release.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

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